Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement on Form F-3 of our report dated March 7, 2018, except for the ninth paragraph in Note 11 and the fourth and fifth paragraphs in Note 17, as to which the date is March 15, 2019, with respect to the consolidated balance sheet of TerraForm Power, Inc. and subsidiaries as of December 31, 2017, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes, which report appears in the annual report on Form 20-F, as amended by Amendment No. 2 on Form 20-F/A, of Brookfield Renewable Partners L.P. for the year ended December 31, 2018.

We also consent to the reference to us under the heading “Experts” in the Prospectus that is part of this Registration Statement.

/s/ KPMG LLP

McLean, Virginia

February 19, 2020